United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ______________

Commission file number:  1-9210

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Occidental Petroleum Corporation Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Occidental Petroleum Corporation

5 Greenway Plaza, Suite 110

Houston, Texas 77046

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Index

		Page

Auditors' Reports of Independent Registered Public Accounting Firms		3

Statements of Net Assets Available for Benefits - As of December 31, 2015 and 2014		5

Statements of Changes in Net Assets Available for Benefits - Years ended December 31, 2015 and 2014		6

Notes to Financial Statements		7

Supplemental Schedules

1	Schedule H, Line 4i – Schedule of Assets (Held at End of Year) - December 31, 2015	21

2	Schedule H, Line 4j – Schedule of Reportable Transactions - Year ended December 31, 2015	22

Note:
Other supplemental schedules have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

The Occidental Petroleum Corporation Pension and Retirement Plan Administrative Committee
Occidental Petroleum Corporation Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Occidental Petroleum Corporation Savings Plan (the Plan) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

We have also audited the adjustments to the 2014 financial statements to retrospectively apply the change in accounting pronouncements, Accounting Standards Update (ASU) 2015-07 “Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)” and ASU 2015-12 “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965),” as described in Note 2. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2014 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2014 financial statements taken as a whole.

The supplementary information in the accompanying schedules of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015, and Schedule H, line 4j - Schedule of Reportable Transactions for the year ended December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplementary information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ WEAVER AND TIDWELL, L.L.P.

Houston, Texas
June 28, 2016

Report of Independent Registered Public Accounting Firm

The Occidental Petroleum Corporation Pension and Retirement Plan Administrative Committee
Occidental Petroleum Corporation Savings Plan:

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2(g), the accompanying statement of net assets available for benefits of the Occidental Petroleum Corporation Savings Plan (the Plan) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above, before the effects of the adjustments to retrospectively apply the change in the accounting described in Note 2(g) present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 2(g) and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Weaver and Tidwell, LLP.

/s/ KPMG LLP

Houston, Texas
June 26, 2015

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2015 and 2014
(Amounts in thousands)

	2015	2014
Assets:
Cash	$79	$125
Investments:
At fair value:
Common/collective trust funds	18,053	4,362
Common stock	651,708	823,740
Mutual funds	958,342	1,048,592
Plan interest in master trust accounts	127,354	142,413
Total investments at fair value	1,755,457	2,019,107
At contract value:
Plan interest in master trust accounts	420,236	441,176
Total investments at contract value	420,236	441,176

Receivables:
Notes receivable from participants	22,357	21,646
Interest and dividends	7,488	7,555
Participant contribution	1,307	2,133
Employer contribution	2,240	1,197
Total receivables	33,392	32,531
Total assets	2,209,164	2,492,939

Net assets available for benefits	$2,209,164	$2,492,939

See accompanying notes to financial statements.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2015 and 2014
(Amounts in thousands)

	2015	2014
Changes to net assets attributable to:
Investment income (loss):
Interest	$18	$12
Dividends	71,125	65,974
Net depreciation in fair value of investments	(180,413)	(54,676)
Plan interest in master trust accounts investment income	7,646	20,573
Other	387	318
Total investment (loss) income	(101,237)	32,201

Interest income on notes receivable from participants	661	789
Contributions:
Participant	78,071	95,670
Employer	53,381	55,241
Participant rollovers	5,119	6,771
Total contributions	136,571	157,682
Deductions:
Benefits paid to participants	319,770	363,069
Total deductions	319,770	363,069
Net decrease	(283,775)	(172,397)
Net assets available for benefits:
Beginning of year	2,492,939	2,665,336
End of year	$2,209,164	$2,492,939

See accompanying notes to financial statements.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(1)    Description of the Plan

The following description of the Occidental Petroleum Corporation Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)    General

The Plan is a defined contribution plan generally available to certain employees of Occidental Petroleum Corporation (Oxy, or the employer), a Delaware corporation, and participating subsidiaries (collectively, the Company).  The Plan is intended to be a tax-qualified plan containing a qualified cash or deferred arrangement and employee stock ownership plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

On November 30, 2014 (the Distribution Date) the Company's California oil and gas operations and related assets was spun-off through the pro rata distribution of 81.3% of the outstanding shares of common stock of California Resources Corporation (California Resources), creating an independent, publicly traded company. The Company's shareholders as of the close of business on November 17, 2014, the record date for the spin-off, received 0.4 shares of California Resources' common stock for each share of Oxy common stock held.

Participants in the Plan who have a balance in the Oxy Stock Fund own a pro rata share of the Oxy common stock held by the Plan trustee. The trustee received shares of California Resources common stock based on the number of shares of Oxy common stock held under the Oxy Stock Fund on November 17, 2014. Those shares of California Resources' common stock were placed in a new California Resources stock fund, which was allocated to participants in the Plan who had a balance in the Oxy Stock Fund on November 28, 2014, the last trading day before the Distribution Date. On December 1, 2014, participant accounts were adjusted to reflect the crediting of shares of California Resources common stock into the new California Resources Stock Fund. See Note 6 for additional information.

(b)    Plan Administration

The Plan is administered by the Pension and Retirement Trust and Investment Committee as to investment decisions and by the Pension and Retirement Plan Administrative Committee as to all matters except investment decisions (these two committees are herein referred to collectively as the Committees).  Members of the Committees are selected by the board of directors of the Company (the Board).  The Committees have been given all powers necessary to carry out their respective duties, including, but not limited to, the power to administer and interpret the Plan and to answer all questions affecting eligibility of participants.  Bank of New York Mellon Trust Company N. A. (the Trustee) is the trustee and custodian of the trust fund, which holds all of the assets of the Plan.

(c)    Contributions

Participant Contributions – Each year, participants may contribute up to the maximum contribution percentage of compensation to the Plan on a before- or after-tax basis, or in any combination thereof, subject to certain Internal Revenue Code (IRC) limitations.  For 2015 and 2014, the employee contribution percentage limits were 30% for non-Highly Compensated Employees and 15% for Highly Compensated Employees.  Participants age 50 or older by the end of the Plan year were permitted to contribute additional before-tax catch-up contributions to the Plan up to $6,000 and $5,500 for the 2015 and 2014 Plan years, respectively.

Employer Matching Contributions – Prior to January 1, 2015, Company contributions for non-collectively bargained employees were 100% of a participant’s contribution up to the first 6% of eligible compensation.  Effective January 1, 2015, the Plan was amended such that the employer matching contributions for non-collectively bargained employees is an amount equal to 200% of a participant's contribution up to the first 2% of eligible compensation, and 100% of the next 3% of eligible compensation. Certain collectively bargained employees also fall under this matching formula, as negotiated by their respective unions. Other collectively bargained employees receive Company contributions between 50% and 100%, as negotiated by their respective unions, up to the first 4% or 6% of eligible compensation that a participant contributes to the Plan.  All employer contributions are invested in the Oxy Stock Fund.  All vested participants may elect to transfer their employer matching contributions to other investment funds.

(d)    Participant Accounts

Each participant’s account is credited with the participant’s elected contribution, the employer’s respective matching contribution, and allocations of the respective fund’s investment income and losses, and investment manager fees.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)    Vesting

Participants are vested immediately in their contributions plus actual earnings thereon.  Prior to January 1, 2015, the Company’s matching contributions vested after three years of service.  Participants who were California Resources group employees transferring to California Resources effective December 1, 2014 as a result of the spin-off described above were fully vested in the Plan as of that date.

Effective January 1, 2015, the Plan was amended such that employer matching contributions vest immediately for all employees.

Participants are fully vested in dividends paid on the portion of their employer matching contributions invested in the Oxy Stock Fund.

(f)    Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of: (i) $50,000 reduced by the highest outstanding principal loan balance during the preceding 12 months, if any; (ii) 50% of their vested account balance; or (iii) an amount that would require monthly payroll deductions for repayment not greater than 25% of the participant’s monthly base compensation.  Loan terms may range from one to five years for general purpose loans and six to ten years for primary residence loans.  The maturity dates on currently outstanding notes receivable from participants range from January 2016 to January 2026. The loans are secured by the balance in the participant’s account at the time the loan is approved.  Loan interest rates are fixed on the first day of the month prior to the calendar month in which the loan is funded and rates are reasonable compared to similar loans issued by other lenders, in accordance with the Plan.  Interest rates ranged from 3% to 5% on loans outstanding as of December 31, 2015 and 2014.  Principal and interest are paid ratably through payroll deductions.

(g)    Distributions

Generally, on termination of service, participants may elect to receive the vested portion of their account balance under one of the distribution options allowed by the Plan.  Participants may elect to receive distributions from their vested account balance in the Oxy Stock Fund or the California Resources Stock Fund in cash or in shares of Oxy or California Resources common stock, respectively.

Participants who were California Resources group employees transferring to California Resources effective December 1, 2014 (as a result of the spin-off described above) were deemed to have incurred a severance of employment. For the period December 1, 2014 to December 15, 2014, such participants could elect to rollover their eligible vested account balances to the applicable California Resources plan. Such amounts are included in benefits paid to participants in the 2014 statement of changes in net assets available for benefits.

(h)    Forfeited Accounts

Forfeited nonvested accounts are used to pay reasonable costs of administering the Plan and reduce employer contributions.  During 2015 and 2014, employer contributions were reduced by approximately $300,000 and $1,350,000, respectively, from forfeited nonvested accounts.

At December 31, 2015 and 2014, the balance of forfeited nonvested accounts totaled approximately $913,000 and $684,000, respectively. Increases to the forfeiture account balance are primarily related to nonvested account balances of previously terminated participants and the forfeiture of unclaimed benefits, in accordance with the plan document. These amounts are expected to be used to reduce future contributions, or reinstate account balances if such participants are located.

(i)    Expenses

Certain expenses of maintaining the Plan are paid by the Company and are excluded from these financial statements. Investment related expenses are included in net appreciation (depreciation) of fair value of investments.

(2)    Summary of Significant Accounting Policies

(a)    Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

(b)    Use of Estimates

The process of preparing financial statements in conformity with United States generally accepted accounting principles (U.S. GAAP) requires management to make informed estimates and judgments regarding certain types of financial statement balances and disclosures. Changes in facts and circumstances or discovery of new information relating to such transactions and events may result in revised estimates and judgments and actual results may differ from estimates upon settlement but generally not by material amounts. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the Plan’s financial statements.

(c)    Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value, with the exception of fully benefit-responsive investment contracts, which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 3 for a discussion of fair value measurements. See note 4 for a discussion of contract value investments.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation in fair value of investments includes gains and losses on investments bought and sold as well as held during the year.

(d)    Payment of Benefits

Benefits are recorded when paid.

(e)    Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest and classified as a note receivable in the accompanying statements of net assets available for benefits. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan.

(f)    Reclassifications

Certain amounts in prior years have been reclassified to conform to the current year's presentation.

(g)    Recently Issued Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07 “Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent),” (ASU 2015-07). ASU 2015-07 modifies how entities measure certain investments at net asset value as well as how they are categorized within the fair value hierarchy. ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share. ASU 2015-07 also removes the requirement for certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practice, and instead requires it for only those investments the entity elects to measure as such. ASU 2015-07 became effective for interim and annual periods beginning after December 15, 2015, with early adoption permitted. The Company elected to early adopt ASU 2015-07 for the year ended December 31, 2015 and it has been applied retrospectively. As a result, investments with a total fair value of approximately $22,822,000 and $10,097,000 as of December 31, 2015 and 2014, respectively, are excluded from the fair value hierarchies.

In July 2015, the FASB issued ASU 2015-12 “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965)” (“ASU 2015-12”). The amendments in Part I of ASU 2015-12 eliminated the requirements that employee benefit plans measure the fair value of fully benefit-responsive investment contracts and provide the related fair value disclosures, rather these contracts will be measured and disclosed only at contract value. The amendments in Part II of ASU 2015-12 will require plans to disaggregate their investments measured using fair value only by general type, either on the financial statements or in the notes. Part II also eliminated the requirement to disclose the net appreciation/depreciation in fair value of investments by general type and the requirements to disclose individual investments that represent 5% or more of net assets available for benefits. The amendments in Part III of ASU 2015-12 provide a practical expedient to permit plans to measure its investments and investment related accounts as of a month-end date closest to its fiscal year for a plan with a fiscal year end that does not coincide with the end of a calendar month. The amendments in ASU 2015-12 are effective for reporting periods beginning after December 15, 2015, with early adoption permitted. The Company elected to early adopt ASU 2015-12 for the year ended December 31, 2015, and it has been applied retrospectively. Adoption of ASU 2015-12 did not have a material impact on these financial statements.

(3)     Fair Value Measurements

Plan assets are measured at fair value, based on the priorities of the inputs to valuation techniques used to measure fair value, in a three-level fair value hierarchy: Level 1 – using quoted prices in the active markets for identical assets or liabilities; Level 2 – using observable inputs other than quoted prices for identical assets or liabilities; and Level 3 – using unobservable inputs. Transfers between levels, if any, are recognized at year end.

The following is a description of the valuation methodologies used for the Plan assets that are measured at fair value:

(a)    Common Stocks and Preferred Stocks

Common stocks and preferred stocks are valued at the closing price reported on the active market on which the individual securities are traded.

(b)    Mutual Funds

Generally, mutual funds are valued at the net asset value (NAV) of the shares held by the Plan.  If publicly registered, the value of the mutual fund can be obtained through quoted market prices in active markets.

(c)    Common/Collective Trusts and Short-Term Investment Fund

The common collective trusts and short-term investment fund are valued at the NAV of the units provided by the fund issuer.  The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less liabilities.

(d)    Corporate Bonds

Corporate bonds are valued using quoted market price when available.  If quoted market prices are not observable, corporate bonds are valued using pricing models with market observable inputs from both active and non-active markets.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014 (amounts in thousands).  The tables do not include the Plan’s interest in master trust accounts presented in separate individual tables (see note 7).

	Assets at fair value as of December 31, 2015
	Level 1	Level 2	Total
Common stock
Occidental Petroleum Corporation	$644,290	$—	$644,290
California Resources Corporation	7,418	—	7,418
Mutual funds	958,342	—	958,342
Total assets the fair value hierarchy, excluding
Plan’s interest in master trusts, at fair value	1,610,050	—	1,610,050

Investments measured at NAV:
Common/collective trusts	—	—	18,053
Investments at fair value, excluding
Plan's interest in master trusts	$1,610,050	$—	$1,628,103

	Assets at fair value as of December 31, 2014
	Level 1	Level 2	Total
Common stock
Occidental Petroleum Corporation	$804,028	$—	$804,028
California Resources Corporation	19,712	—	19,712
Mutual funds	1,048,592	—	1,048,592
Total assets the fair value hierarchy, excluding
Plan’s interest in master trusts, at fair value	1,872,332	—	1,872,332

Investments measured at NAV:
Common/collective trusts	—	—	4,362
Investments at fair value, excluding
Plan's interest in master trusts	$1,872,332	$—	$1,876,694

(4)     Guaranteed Investment Contracts Master Trust Account

The Plan invests in a Guaranteed Investment Contracts (GIC) Master Trust Investment Account, managed by Invesco (GIC MTIA). The account’s key objectives are to provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan. To accomplish these objectives, the GIC MTIA invests primarily in wrapper contracts also known as synthetic GICs.

Because the synthetic GICs are fully benefit-responsive, contract value is the relevant measure for the GIC MTIA. Contract value, as reported to the Plan by Invesco, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value for the synthetic GICs is determined based on the fair value of the underlying assets, which consist of various fixed income common/collective trust funds and an insurance company general account.

Crediting interest rate resets are applied to specific investment contracts, as determined at the time of purchase.  The reset values for security-backed investment interest rates are a function of contract value, market value, yield, and duration.  General account investment rates are based on a predetermined index rate of return plus a fixed-basis point spread. The relationship of future crediting rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting rate. The key factors that influence future interest crediting rates for the synthetic GIC and the wrapper contracts include, but are not limited to, the level of market interest rates, the Plan cash flow, the investment returns generated by the fixed income investments that back the contract or the duration of the underlying investments backing the contract.

The following represents the disaggregation of contract value between types of investment contracts held by the Plan:

	As of December 31,
	2015	2014
Common/collective trust	$16,353	$7,593
Synthetic guaranteed investment contracts
Common/collective trusts
Fixed income funds	545,696	583,509
Separate account contract	57,426	61,787
Total synthetic guaranteed investment contracts	603,122	645,296

Total investments	$619,475	$652,889

The Plan’s ability to receive amounts due is dependent on the issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

There are certain events not initiated by participants that limit the ability of the GIC MTIA to transact with the synthetic GIC issuer at contract value.  These events include, but are not limited to: (i) termination of the Plan, (ii) Company election to withdraw from a contract in order to change investment provider, and (iii) termination of a contract upon short notice due to the loss of the Plan’s qualified status or material and adverse changes to the Plan’s provision.  The Committees are not aware of any such event being contemplated at this time.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Such events include (1) a breach of material obligation under the contract, (2) a material misrepresentation, and (3) a material amendment to the agreement without the consent of the issuer.

(5)    Oxy Stock Fund

The Oxy Stock Fund is a unitized stock fund which includes shares of Oxy’s common stock, valued at quoted market price, and may also include interest earning cash.

Information regarding the net assets and the significant components of the changes in net assets relating to the Oxy Stock Fund, which includes both participant-directed and non-participant-directed investments, is as follows (amounts in thousands):

	As of December 31,
	2015	2014
Net assets:
Common/collective trust	$12,058	$1,403
Oxy common stock	644,290	804,028
Interest and dividends receivable	7,200	7,250
	$663,548	$812,681

	Year ended December 31,
	2015	2014
Changes in net assets:
Contributions	$60,338	$66,417
Investment income	29,077	29,394
Net depreciation in fair value of investments	(128,059)	(112,677)
Transfers between funds	(31,099)	(52,965)
Benefits paid to participants	(79,382)	(95,723)
Transfer to California Resources Stock Fund	—	(29,694)
Administrative expenses	(8)	(7)
Changes in net assets	$(149,133)	$(195,255)

(6)    California Resources Stock Fund

As a result of the spin-off of California Resources, the Plan received shares of California Resources' common stock based on the number of shares of Oxy common stock held under the Oxy Stock Fund. Those shares of California Resources' common stock were placed in a new California Resources Stock Fund, which was allocated to participants in the Plan who had a balance in the Oxy Stock Fund on the last trading day before the distribution date. The California Resources Stock Fund is a closed fund. It holds the distributed California Resources shares but is not open to any additional investments or contributions by Plan participants. Additionally, the California Resources Stock Fund will be discontinued and participants must divest of their California Resources Stock Fund generally on or before November 30, 2016.

The California Resources Stock Fund is a unitized stock fund which includes shares of California Resources’ common stock, valued at quoted market price, and may also include interest earning cash.

Information regarding the net assets and the significant components of the changes in net assets relating to the California Resources Stock Fund is as follows (amounts in thousands):

	As of December 31,
	2015	2014
Net assets:
Common / Collective Trust	$279	$1,847
California Resources common stock	7,418	19,712
California Resources Stock Fund	$7,697	$21,559

	Year ended December 31,
	2015	2014
Changes in net assets:
Transfer from Oxy Stock Fund	$—	$29,694
Investment income	89	8
Net depreciation in fair value of investments	(10,059)	(6,799)
Transfers between funds	(1,909)	(485)
Benefits paid to participants	(1,983)	(859)
Changes in net assets	$(13,862)	$21,559

(7)    Plan Interest in Master Trust Accounts

The Plan invests in three Master Trust Investment Accounts (MTIA), a synthetic GIC fund managed by Invesco (GIC MTIA), a convertible bond fund managed by Advent Capital Management (Advent MTIA), and a small cap equity fund managed by Alliance Bernstein Institutional Investment Management (Bernstein MTIA).  The Plan and the OPC Retirement Plan each own an undivided interest in the GIC MTIA.  The Plan and the OPC Master Retirement Trust each own an undivided interest in the Advent MTIA and Bernstein MTIA. The following table presents the Plan interest in each MTIA (amounts in thousands):

	As of December 31,
	2015	2014
Plan interest in master trust accounts:
GIC MTIA, at contract value	$420,236	$441,176
Advent MTIA, at fair value	19,541	18,196
Bernstein MTIA, at fair value	107,813	124,217
Net assets	$547,590	$583,589

The following table presents the net assets held by the GIC MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2015	2014
Assets:
Common/collective trusts	$16,353	$7,593
Synthetic guaranteed investment contracts:
Common/collective trusts - fixed income funds	545,696	583,509
Separate account contract	57,426	61,787
Accrued expense	(108)	(139)
Accrued investment income	4	1
Net assets	$619,371	$652,751
Plan’s percentage interest in GIC MTIA net assets	68%	68%
Plan interest in GIC MTIA	$420,236	$441,176

The following table presents the changes in net assets of the GIC MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2015	2014
Interest Income	$13,854	$13,344
Less investment expenses	(555)	(646)
Total investment income	13,299	12,698

Transfers in	82,100	116,017
Transfers out	(128,779)	(189,876)
Changes in Net Assets	$(33,380)	$(61,161)

The following tables present the fair value of the net assets held by the Advent MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2015	2014
Assets of Advent MTIA:
Assets:
Investments at fair value as determined by quoted market price:
Short-term investment fund	$7,483	$8,385
Common/collective trust	1,114	2,045
Preferred stocks	6,762	4,543
Corporate bonds	65,650	61,943
Total investments	81,009	76,916
Cash	254	976
Receivables:
Due from broker for securities sold	—	64
Accrued investment income	252	325
Foreign currency contracts	203	743
Total receivables	455	1,132
Total assets	81,718	79,024
Liabilities:
Due to broker for securities sold	805	95
Accrued expenses	166	166
Payable under securities lending agreement	7,483	8,385
Foreign currency contracts	—	35
Total liabilities	8,454	8,681
Net assets of Advent MTIA	$73,264	$70,343
Plan’s percentage interest in Advent MTIA net assets	27%	26%
Plan interest in Advent MTIA	$19,541	$18,196

The following table presents the changes in the net assets of the Advent MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2015	2014
Net appreciation (depreciation) in fair value of investments:
Corporate bonds	$1,472	$2,530
Preferred stocks	(247)	272
Net appreciation	1,225	2,802
Interest and dividends	1,355	1,460
Less investment expenses	(597)	(589)
Investment income	1,983	3,673

Transfers in	7,615	4,794
Transfers out	(6,677)	(6,562)
Changes in Net Assets	$2,921	$1,905

The following tables provide fair value measurement information for the Advent MTIA, in which the Plan owns an undivided interest at December 31, 2015 and 2014 (amounts in thousands):

	Assets at fair value as of December 31, 2015
	Level 1	Level 2	Total
Short-term investment fund	$—	$7,483	$7,483
Preferred stock	6,762	—	6,762
Corporate bonds	—	65,650	65,650
Foreign currency contracts		203	203
Total assets in the fair value hierarchy	6,762	73,336	80,098

Investments measured at NAV
Common/collective trust	—		1,114
Total assets at fair value	$6,762	$73,336	$81,212

	Assets at fair value as of December 31, 2014
	Level 1	Level 2	Total
Short-term investment fund	$—	$8,385	$8,385
Preferred Stock	4,543	—	4,543
Corporate bonds	—	61,943	61,943
Foreign currency contracts		743	743
Total assets in the fair value hierarchy	4,543	71,071	75,614

Investments measured at NAV
Common/collective trust			$2,045
Total assets at fair value	$4,543	$71,071	$77,659

	Liabilities at fair value as of December 31, 2014
Foreign currency contracts	$—	$35	$35
Total liabilities at fair value	$—	$35	$35

The Advent MTIA participated in the Trustee’s Securities Lending Program (the Securities Lending Program) for its U.S. securities held in custody at the Trustee.  Under the Securities Lending Program, these securities are loaned by the Trustee to third-party broker-dealers in exchange for collateral (primarily cash), in compliance with Department of Labor's collateral requirements.  The collateral is at least 102% of the fair value of the borrowed securities. The cash received as collateral is invested in the Trustee’s Institutional Cash Reserves Fund, which is a short-term investment fund, or the Trustee's Overnight Government Fund, which is an overnight government reverse repurchase investment fund.

The fair value of the Advent MTIA securities loaned was approximately $7,278,000 and $8,165,000 at December 31, 2015 and 2014, respectively.  Cash collateral of approximately $7,483,000 and $8,385,000 was held at December 31, 2015 and 2014, respectively, with an offsetting liability.  Income earned during 2015 and 2014 was approximately $32,000 and $20,000, respectively, net of bank fees of approximately $17,000 and $10,000, respectively. This income is included as interest income for the Advent MTIA.

The Advent MTIA uses foreign currency derivatives to reduce foreign currency risk. The Advent MTIA does not designate these swaps as hedging instruments. Approximately $2,285,315 and $1,830,719 net gain from these derivatives were recognized in investment income for the years ended December 31, 2015 and 2014, respectively.

The following table shows the notional amount and fixed weighted average contract rate of foreign currency swap contracts outstanding as of December 31, 2015 and 2014:

	December 31, 2015
	Receive U.S. Dollars		Pay U.S. Dollars
Currency	Notional	Fixed Weighted Average Contract Rate	Notional	Fixed Weighted Average Contract Rate
EUR	15,163,000	1.092170	1,000,000	1.091442
GBP	530,000	1.539390
CDN	2,900,000	1.310225
HKD	7,900,000	7.749200
CHF	980,000	0.987350
JPY	73,900,000	121.145000	79,000,000	121.244000

	December 31, 2014
	Receive U.S. Dollars		Pay U.S. Dollars
Currency	Notional	Fixed Weighted Average Contract Rate	Notional	Fixed Weighted Average Contract Rate
EUR	12,841,000	1.249470	930,000	1.246620
GBP	520,000	1.587240	—	—
CDN	590,000	1.144120	—	—
HKD	13,700,000	7.751560	7,600,000	7.756060
JPY	642,700,000	115.170520	62,300,000	119.536100

The Advent MTIA's foreign currency swaps outstanding at December 31, 2015 have settlement dates in February 2016. Foreign currency swaps outstanding at December 31, 2014 settled in February 2015. The Advent MTIA's derivative instruments do not require collateral by either party. All of the Advent MTIA's derivative transactions are in the OTC market and as a result, are subject to counterparty credit risk to the extent the counterparty is unable to meet its settlement commitments. The Advent MTIA's sole counterparty is the Bank of New York Mellon, a related party.

The following table presents the fair value of net assets held by the Bernstein MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2015	2014
Assets of Bernstein MTIA:
Assets:
Investments at fair value as determined by quoted market price:
Short-term investment fund	$11,131	$3,368
Common/collective trust	3,655	3,690
Common stocks	145,022	170,508
Total investments	159,808	177,566
Cash	15	14
Receivables:
Due from broker for securities sold	270	167
Accrued investment income	120	226
Total receivables	390	393
Total assets	160,213	177,973
Liabilities:
Due to broker for securities purchased	53	1,039
Accrued investment manager fees	34	34
Payable under securities lending agreement	11,131	3,368
Total liabilities	11,218	4,441
Net assets of Bernstein MTIA	$148,995	$173,532
Plan’s percentage interest in Bernstein MTIA net assets	72%	72%
Plan interest in Bernstein MTIA	$107,813	$124,217

The following table presents the changes in the net assets of the Bernstein MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2015	2014
Net appreciation (depreciation) in fair value of investments:
Common stocks	$(2,778)	$14,306
Interest and dividends	2,234	3,085
Less investment expenses	(1,309)	(1,564)
Investment income	(1,853)	15,827

Transfers in	14,559	17,928
Transfers out	(37,243)	(57,508)
Changes in net assets	$(24,537)	$(23,753)

The following table provides fair value measurement information for the Bernstein MTIA, in which the Plan owns an undivided interest at December 31, 2015 and 2014 (amounts in thousands):

	Assets at fair value as of December 31, 2015
	Level 1	Level 2	Total
Short-term investment fund	$—	$11,131	$11,131
Common stocks	145,022	—	145,022
Total assets in the fair value hierarchy	145,022	11,131	156,153

Investments measured at NAV
Common/collective trust			3,655
Total assets at fair value	$145,022	$11,131	$159,808

	Assets at fair value as of December 31, 2014
	Level 1	Level 2	Total
Short-term investment fund	$—	$3,368	$3,368
Common stocks	170,508	—	170,508
Total assets in the fair value hierarchy	170,508	3,368	173,876

Investments measured at NAV
Common/collective trust			3,690
Total assets at fair value	$170,508	$3,368	$177,566

The Bernstein MTIA also participated in the Securities Lending Program for its U.S. securities held in custody at the Trustee to provide incremental income during the years ended December 31, 2015 and 2014.  Details of the Securities Lending Program are discussed above.

The fair value of securities loaned was approximately $10,849,000 and $3,276,000 at December 31, 2015 and 2014, respectively.  Cash collateral of approximately $11,131,000 and $3,368,000 was held at December 31, 2015 and 2014, respectively, with an offsetting liability.  Income earned during 2015 and 2014 was approximately $73,000 and $20,000, respectively, net of bank fees of approximately $39,000 and $11,000, respectively. This income is included as interest income for the Bernstein MTIA.

(8)    Related-Party Transactions

The Trustee and Oxy are parties in interest as defined by ERISA.  The Trustee invests certain Plan assets in its Collective Short-Term Investment Fund and the Oxy Stock Fund.  Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations.  Oxy paid approximately $1,230,000 and $929,000 on behalf of the Plan to various vendors for the Plan’s administrative expenses during 2015 and 2014, respectively.

(9)    Plan Termination

Although it has not expressed any intent to do so, Oxy has the right under the Plan’s provisions to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, affected participants would become 100% vested in their employer contributions.

(10)    Tax Status

The Internal Revenue Service (IRS) has determined and informed Oxy, by a letter dated September 25, 2013, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Committees, using their judgment and the advice of their advisors, believe that the Plan is currently designed and operating in a manner that preserves its tax-qualified status.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The

Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

(11)    Risks and Uncertainties

The Plan invests in various types of investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Risks associated with the Oxy Stock Fund and California Resources Stock Fund include those disclosed by Oxy and California Resources in their annual reports on Form 10-K filed with the Securities and Exchange Commission and their other public filings and disclosures.

Additionally, some mutual funds invest in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

Certain derivative financial instruments are used by the Plan’s equity and fixed-income investment managers to remain fully invested in the asset class and to hedge currency risk.

As of December 31, 2015 and 2014, approximately 30% and 32%, respectively, of total Plan investments were invested in shares of Oxy common stock.

(12)    Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 to be filed by October 15, 2016 (amounts in thousands):

	As of December 31,
	2015	2014
Net assets available for benefits per the financial statements	$2,209,164	$2,492,939
Amounts allocated to withdrawing participants	(582)	—
Net assets available for benefits per the Form 5500	$2,208,582	$2,492,939

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 to be filed by October 15, 2016 (amounts in thousands):

	Year ended December 31,
	2015	2014
Benefits paid to participants per the financial statements	$319,770	$363,069
Amounts allocated to withdrawing participants at December 31, 2015 and 2014	582	—
Amounts allocated to withdrawing participants at December 31, 2014 and 2013	—	(2,963)
Benefits paid to participants per the Form 5500	$320,352	$360,106

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but are not yet paid as of that date.

OCCIDENTAL PETROLEUM CORPORATION	Schedule 1
SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015
(Dollar amounts in thousands)

(a)	(b)	(c)	(d)	(e)
		Description of investment,
		including maturity date, rate of
Related	Identity of issue, borrower,	interest, collateral, par, maturity		Current
party	lessor, or similar party	value, or duration	Cost (1)	value
	Cash			$79
	Short-Term Investment Fund:
*	BNY Short-Term Investment Fund (2)	A collective trust investing in short-term securities, 13,753,259 units		13,753
	Common stock:
*	Occidental Petroleum Corporation (2)	Common stock, 9,529,501 shares	247,512	644,290
	California Resources Corporation	Common stock, 3,183,747 shares	7,094	7,418
				651,708

*	Participant loans:	1,898 participant loans, various maturities ranged from January 2016 to January 2026, interest rates range from 3% to 5%, balances collateralized by participant account		22,357
	Mutual funds:
	MFO Vanguard Institutional Index Fund	1,284,645 shares	155,382	239,753
	MFO Black Rock Equity Dividend Fund	2,303,519 shares	48,095	48,374
	MFO Causeway Cap Mgmt. Intl Value Inst’l	5,484,853 shares	76,611	77,227
	MFO Dodge & Cox Balanced Fund	1,627,310 shares	134,185	153,651
	MFO Fidelity Contrafund	881,293 shares	78,029	87,204
	MFO Massachusetts Investors Growth Stock Fund	2,312,076 shares	50,814	54,519
	MFO Pimco Total Return Fund Inst’l	5,691,434 shares	62,129	57,313
	MFO Pimco High Yield Fund	2,655,539 shares	24,789	21,934
	MFO Vanguard Specialized Portfolios Reit Index Fund Inst’l	4,110,415 shares	61,874	71,891
	MFO Vanguard Mid-Cap Index Inst’l Fund	768,249 shares	86,660	124,479
	MFO Vanguard Inflation Protected Securities Inst’l	2,141,880 shares	23,530	21,997
		Total mutual funds		958,342
	Common/collective trust:
	Neuberger Berman Value Equity Fund	342,349 units	4,633	4,300

	Plan interest in master trust accounts:
	Oxy Combined Advent Capital Management Master Trust Acct	928,632 units	16,401	19,541
	Oxy Combined Alliance Bernstein Master Trust Acct	3,666,457 units	73,470	107,813
	Guaranteed Investment Contracts Master Trust Acct	20,821,729 units	376,731	420,236
		Total Plan interest in master trust accounts		547,590
		Total		$2,198,129

(1)	Cost information omitted for participant-directed investment.
(2)	Includes non-participant-directed investments.
*	Represents a party in interest as defined by ERISA.

See accompanying independent Auditor's Report.

OCCIDENTAL PETROLEUM CORPORATION	Schedule 2
SAVINGS PLAN
Schedule H, Line 4j - Schedule of Reportable Transactions
Year ended December 31, 2015
(Dollar amounts in thousands)

Identity of party involved	Description of asset (includes interest rate and maturity in case of loan)	Purchase Price	Selling Price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net gain
Series of transactions:
* Bank of New York	EB Temporary Investment Fund:
	245 Acquisitions	$109,725	$—	$—	$—	$109,725	$109,725	$—
	504 Dispositions	$—	$100,332	$—	$—	$100,332	$100,332	$—

*  Represents a party-in-interest, as defined by ERISA.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Occidental Petroleum Corporation Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OCCIDENTAL PETROLEUM CORPORATION SAVINGS PLAN

By	/s/ Darin Moss
Darin Moss - Chairman of the
Occidental Petroleum Corporation
Pension and Retirement Plan Administrative Committee

Dated:  June 28, 2016

Exhibit Index

Exhibit

No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm